Mr. David R. Humphrey
Branch Chief
United States
Securities and Exchange Commission
Washington
D.C
20549

October 11th, 2012

Re:	Forum National Investment Ltd. Form 20-F for the fiscal year ended September 30, 2011 File No. 000-29862

Dear Mr. Humphrey & Amy Geddes:

We confirm receipt of your letter dated July 20, 2012, which provided your comments on our Form 20-F filed for the fiscal year ended September 30, 2011. We have responded using the same reference numbers and heading references as in your letter, for consistency as follows:

Item V. Operating and Financial Review and Prospects, page 14

1.	We note your response to our previous comment 2. Please tell us when you plan to present the sale of your marketing sales and service operations as discontinued operations in your financial statements.

The sale of the companies occurred subsequent to the fiscal year ended September 30, 2011.  The annual financial statements for the fiscal year ended September 30, 2012, will contain the results of the discontinued operations, and the comparative fiscal years will be amended for comparability purposes.

Item XV. Controls and Procedures, page 39

2.	Your response to our previous comment 3 has not supported your assertion that both the Disclosure Controls and Procedures assessment and your assessment of Internal Control over Financial Reporting should continue to be deemed “effective.” The revision of internal procedures subsequent to year end to correct problems leading to the lack of provision of a required audit report would not impact the assessments as of year-end. As such, we reissue the comment. Given the lack of provision of an audit report for all periods presented, please re-assess your internal control over financial reporting and disclosure controls and procedures. If you determine that both assessments remain effective as of year-end, please provide us with a detailed analysis in your response.

Management has determined that its disclosure controls and procedures over financial reporting were ineffective regarding ensuring the information required to be disclosed by the Company in reports it files or submits under the Exchange Act were recorded, processed, summarized and reported in the time period specified in the Commission's rules and forms.

Management has determined there was a material deficiency in the controls and procedures over financial reporting, related to the requirement to provide an audit report for all periods presented in the Form 20-F.

As such, management has taken steps to revise the disclosure controls & procedures to ensure the material deficiency has been corrected to ensure adequate controls over the financial reporting in the future.

As previously reported:

ITEM XV. CONTROLS AND PROCEDURES
DISCLOSURE CONTROLS AND PROCEDURES
Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company reevaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date (the “Evaluation Date”) being September 30, 2011. Based on this evaluation these officers have concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were effective and adequate to insure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act were recorded, processed, summarized and reported in the time period specified in the Commission's rules and forms.

As Amended:
ITEM XV. CONTROLS AND PROCEDURES
DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company reevaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date (the “Evaluation Date”) being September 30, 2011. Based on that evaluation, the management has concluded that there was a material weakness affecting our internal control over financial reporting, and as a result, our disclosure controls and procedures were not effective as of September 30, 2011.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the company.  The Company’s internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America.  Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have material effect on our financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2011 based on the criteria for effective internal control over financial reporting established in “Internal Control - Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.  In its evaluation, Management evaluated whether the Company had sufficient “preventative controls” which are controls that have the objective of preventing the occurrence of errors or fraud that could result in a misstatement of the financial statements.  In its evaluation, Management considered whether there were sufficient internal controls over financial reporting, in the context of the Company’s control environment, financial risk assessment, internal control activities, monitoring, and communication to determine whether sufficient controls are present and functioning effectively.

Based upon this assessment, we have determined that there was a material weakness affecting our internal control over financial reporting and, as a result of that weakness, our internal control over financial reporting procedures was not effective as of September 30, 2011.  The material weakness which has been disclosed to and reviewed with, our independent auditor, is as follows:

The Company initially filed a Form 20-F for the year ended September 30, 2011, without an audit report for the comparative income statement and statement of cash flows for the year ended September 30, 2009.  Such failure to disclose an audit report for all financial statements presented impacted its conclusions regarding the effectiveness of internal controls and procedures as of the end of fiscal year 2011, with a resulting weakness.  The failure to disclose an audit report for all periods presented within the Form 20-F became apparent to the Company, since the Company does not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements.

REMEDIATION STEPS TO ADDRESS MATERIAL WEAKNESS

Management had dedicated significant resources to correct the previous accounting error relating to our revenue recognition policy and to ensure that we take proper steps to improve our internal controls and remedy our material weakness in our financial reporting and disclosure controls in previous fiscal years. Management is committed to continually improve control policies and procedures.

The Company recognizes the importance of implementing and maintaining disclosure controls and procedures and internal controls over financial reporting and is working to implement an effective system of controls.  Management is currently evaluating avenues for mitigating our internal controls weaknesses, but mitigating controls that are practical and cost effective based on the size, structure, and future existence of our organization.  The Company is committed to identifying cost effective options for remediation efforts, therefore management, within the confines of its budgetary resources, will continue to develop & improve the Company’s internal controls over financial reporting on an on-going basis.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake.  The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Projections of any evaluation of controls effectiveness to future periods are subject to risks.  This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Item XIX. Exhibits, page 42

3.	Several of the exhibits listed on page 43 appear to pertain to business that have been sold. As such, the sales agreements would be more relevant than the related purchase agreements. Please revise, as appropriate.

Exhibits page has been revised to include headings for the sales agreement of International Fitness Vacations (BC) Ltd., as at January 31, 2011, as well as the sales agreement for the subsequent event; the disposal of the travel clubs.  Due to the proprietary nature of the sales details, we have identified these agreements as “to be filed upon request”.

Report of Independent Registered Accounting Firm, page F-3

4.	We note the disclosure included in the last paragraph indicating that your fiscal 2009 financial statements were audited by another auditor who expressed an unmodified opinion on those statements in their report, dated May 14, 2010. Please file an amended Form 20-F to include that report pursuant to Rule 2-05 of Regulation S-X.

The number of years of financial statements presented in your audited financial statements does not correspond to the year on which opinions have been presented in your draft Form 20-F/A for the fiscal year ended September 30, 2011. In particular, we note that the opinion from BDO Canada LLP includes reference to years prior to 2009, while the financial statements presented are for the fiscal years ended September 30, 2011, 2010, and 2009 only. As such, please revise your document to include an opinion from DBO that references only 2009.

We have included the BDO Canada LLP audit report in our Form 20-F/A, to comply with the regulations that require an audit opinion for all the years presented.  BDO Canada LLP has repudiated our requests to provide an updated Audit Report solely for the fiscal year 2009 or provide any other service requested.

As a result of the denial by BDO Canada LLP of the Company’s requested engagement, we have included the Audited Financial Statements for 2009 by BDO Canada LLP as an exhibit to the September 30, 2011 Form 20-F/A to ensure all the periods referred to under the audit reports attached have been presented.

The Company acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing, and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

Mr. Martin Tutschek
Chief Financial Officer
Forum National Investments Ltd.
Suite 180A
13040 No. 2 Road
Richmond, B.C. Canada
V7E 2G1